BOWATER INCORPORATED
Exhibit 12.1
Bowater Incorporated
Statement of Computation of Unaudited Ratio of Earnings to Fixed Charges
(in millions, except ratio information)

	Nine Months Ended September 30,
	2006	2005

Earnings:

Loss before income taxes, minority interests and cumulative effect of accounting change	$(211.8)	$(19.9)

Add: Fixed charges from below	158.1	154.9
Less: Capitalized interest	2.8	0.6

	$(56.5)	$134.4

Fixed Charges:

Interest expense, net of interest capitalized	$149.5	$149.5
Capitalized interest	2.8	0.6
Estimate of interest within rental expense	2.5	1.4
Amortized premium and discounts related to indebtedness	3.3	3.4

	$158.1	$154.9

Deficiency of Earnings to Fixed Charges	$214.6	$20.5